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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Meridian Gold Inc.
(Name of Subject Company)

Yamana Gold Inc.
(Name of Filing Persons (Offeror))

Common Stock
(Title of Class of Securities)

589975101
(CUSIP Number of Class of Securities)

Jacqueline Jones
Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario M5H 3S5
Canada
(416) 815-0220
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Gil Cornblum Dorsey & Whitney LLP BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370	Mark Bennett Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2 Canada (416) 869-5300

CALCULATION OF FILING FEE

Transaction Valuation (1): $2,891,447,622.40	Amount of Filing Fee (2): $88,767.45
(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11(d) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended. The transaction valuation is equal to the product of (i) (a) $28.40, which is the average of high and low sale prices of Meridian common shares as reported on the New York Stock Exchange on July 11, 2007, and (b) 101,152,948, which is the estimated number of outstanding Meridian common shares as of March 31, 2007 (as reported by Meridian and without assuming full conversion of all outstanding exercisable options for Meridian common shares).

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$67,866.86
Form or Registration No.:	Form F-10
Filing Party:	Yamana Gold Inc.
Date Filed:	July 19, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by Yamana Gold Inc., a corporation incorporated under the laws of Canada ("Yamana"). This Schedule TO relates to the offer by Yamana to purchase all of the outstanding common shares of Meridian Gold Inc. ("Meridian") on the basis of 2.235 Yamana common shares plus Cdn$3.15 in cash for each Meridian common share, together with the associated rights under the shareholder rights plan of Meridian, and including the common shares of Meridian that may become outstanding after the date of the Offer (as defined below) but before the expiry time of the Offer upon the exercise of stock options or other securities of Meridian that are convertible into or exchangeable or exercisable for common shares of Meridian. The Offer is subject to the terms and conditions set forth in the Offer and Circular, dated July 19, 2007 (the "Offer and Circular"). The Offer and Circular and the related Letter of Transmittal (the "Letter of Transmittal") and Notice of Guaranteed Delivery (the "Notice of Guaranteed Delivery"), copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C) respectively, constitute the "Offer".

        As permitted by General Instruction F to Schedule TO, the information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.

Item 3.    Identity and Background of Filing Person

        In the past five years, to the best knowledge of Yamana, none of the persons listed in Schedule "B" to the Offer and Circular or persons holding more than 10% of any class of equity securities of Yamana (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer, director or person from future violations of, or prohibiting activities subject to, U.S. federal or U.S. state securities laws, or a finding of any violation of U.S. federal or U.S. state securities laws.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        Except as described in the Offer and Circular, during the past two years there have not been any negotiations, transactions or material contacts between Yamana or any of its subsidiaries or, to the best knowledge of Yamana, any of the persons listed in Schedule "B" to the Offer and Circular, on the one hand, and Meridian or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

Item 8.    Interest in Securities of Subject Company.

        Except as described in the Offer and Circular, neither Yamana nor, to the best knowledge of Yamana, any of the persons listed in Schedule "B" to the Offer and Circular, or any associate or majority-owned subsidiary of Yamana or any of the persons listed in Schedule "B" to the Offer and Circular, beneficially owns any equity security of Meridian; and except as described in the Offer and Circular, none of Yamana or, to the best knowledge of Yamana, any associate or majority-owned subsidiary of Yamana, has effected any transaction in any equity security of Meridian during the past 60 days.

Item 12    EXHIBITS

Exhibit	Description
(a)(1)(A)	Offer and Circular, dated July 19, 2007 (filed herewith).
(a)(1)(B)	Letter of Transmittal (filed herewith).
(a)(1)(C)	Notice of Guaranteed Delivery (filed herewith).
(a)(1)(D)
Management Information Circular of Yamana dated March 20, 2007 prepared in connection with the annual meeting of shareholders of Yamana held on May 2, 2007 (incorporated by reference to Exhibit 2 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on April 20, 2007).
(a)(1)(E)
Comparative audited consolidated financial statements of Yamana and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006 and 2005 and the ten months ended December 31, 2004, together with the report of the auditors thereon (incorporated by reference to Exhibit 99.3 to Yamana's Annual Report on Form F-40 filed with the Commission on April 2, 2007) and management's discussion and analysis of financial results for the year ended December 31, 2006 (incorporated by reference to Exhibit 99.2 to Yamana's Annual Report on Form 40-F filed with the Commission on April 2, 2007).
(a)(1)(F)
Comparative unaudited consolidated financial statements of Yamana and the notes thereto as at March 31, 2007 and for the three months ended March 31, 2007 and 2006 and management's discussion and analysis of financial results for the three months ended March 31, 2007 (incorporated by reference to Exhibit 99.1 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on May 15, 2007).
(a)(1)(G)
Material change report dated May 10, 2007 relating to the appointment of Mr. John Begeman to the board of directors in place of Mr. Bruce Humphrey, and the appointment of officers of Yamana (incorporated by reference to Exhibit 99.1 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on July 19, 2007).
(a)(1)(I)
Material change report dated July 5, 2007 relating to Yamana's intention to make the Offer (incorporated by reference to Exhibit 99.1 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on July 6, 2007).
(a)(1)(J)
Business acquisition report of Yamana dated December 22, 2006 prepared in connection with the acquisition of Viceroy Exploration Ltd. (incorporated by reference to Exhibit 99.1 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on July 19, 2007).
(a)(1)(K)
Annual Information Form of Northern Orion Resources Inc. ("Northern Orion") for the year ended December 31, 2006 dated March 30, 2007 (incorporated by reference to Exhibit 2 to Northern Orion's Annual Report on Form 40-F filed with the Commission on May 3, 2007).
(a)(1)(L)
Comparative audited consolidated financial statements of Northern Orion and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004, together with the report of the auditors thereon (incorporated by reference to Exhibit 3 to Northern Orion's Annual Report on Form 40-F filed with the Commission on May 3, 2007).
(a)(1)(M)
Comparative unaudited consolidated financial statements of Northern Orion and the notes thereto as at March 31, 2007 and for the three months ended March 31, 2007 and 2006 (incorporated by reference to Exhibit 99.2 to Northern Orion's Current Report on Form 6-K furnished to the Commission on May 11, 2007).

(a)(5)(A)	Press Release, dated June 27, 2007 (incorporated by reference to Yamana's filing pursuant to Rule 425 on June 28, 2007).
(a)(5)(B)	PowerPoint presentation, dated June 27, 2006 (incorporated by reference to Yamana's filing pursuant to Rule 425 on June 28, 2007).
(a)(5)(C)	Transcript of conference call regarding proposed combination and acquisition of Meridian, dated June 28, 2007 (incorporated by reference to Yamana's filing pursuant to Rule 425 on July 5, 2007).
(a)(5)(D)
Questions and Answers regarding proposed combination and acquisition of Meridian and Northern Orion, dated July 3, 2007 (incorporated by reference to Yamana's filing pursuant to Rule 425 on July 5, 2007).
(a)(5)(E)
PowerPoint presentation, dated July 3, 2006 relating to the business combination offer to Meridian (incorporated by reference to Yamana's filing pursuant to Rule 425 filed with the Commission on July 5, 2007).
(a)(5)(F)	Press Release, dated July 4, 2007 (incorporated by reference to Yamana's filing pursuant to Rule 425 on July 5, 2007).
(a)(5)(G)	Press Release, dated July 16, 2007 (incorporated by reference to Yamana's filing pursuant to Rule 425 on July 17, 2007).
(a)(5)(H)	Press Release, dated July 19, 2007 (incorporated by reference to Yamana's filing pursuant to Rule 425 on July 19, 2007).
(b)(1)
Loan Agreement, dated July 19, 2007 by and between Yamana and Northern Orion Resources Inc. (incorporated by reference to Exhibit 99.1 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on July 19, 2007).
(b)(2)	Revolving Credit Facility Agreement (incorporated by reference to Exhibit 99.1 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on July 19, 2007).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAMANA GOLD INC.
By:	/s/ PETER MARRONE Peter Marrone Chairman and Chief Executive Officer

Date: July 19, 2007

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer and Circular, dated July 19, 2007 (filed herewith).
(a)(1)(B)	Letter of Transmittal (filed herewith).
(a)(1)(C)	Notice of Guaranteed Delivery (filed herewith).
(a)(1)(D)
Management Information Circular of Yamana dated March 20, 2007 prepared in connection with the annual meeting of shareholders of Yamana held on May 2, 2007 (incorporated by reference to Exhibit 2 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on April 20, 2007).
(a)(1)(E)
Comparative audited consolidated financial statements of Yamana and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006 and 2005 and the ten months ended December 31, 2004, together with the report of the auditors thereon (incorporated by reference to Exhibit 99.3 to Yamana's Annual Report on Form F-40 filed with the Commission on April 2, 2007) and management's discussion and analysis of financial results for the year ended December 31, 2006 (incorporated by reference to Exhibit 99.2 to Yamana's Annual Report on Form 40-F filed with the Commission on April 2, 2007).
(a)(1)(F)
Comparative unaudited consolidated financial statements of Yamana and the notes thereto as at March 31, 2007 and for the three months ended March 31, 2007 and 2006 and management's discussion and analysis of financial results for the three months ended March 31, 2007 (incorporated by reference to Exhibit 99.1 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on May 15, 2007).
(a)(1)(G)
Material change report dated May 10, 2007 relating to the appointment of Mr. John Begeman to the board of directors in place of Mr. Bruce Humphrey, and the appointment of officers of Yamana (incorporated by reference to Exhibit 99.1 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on July 19, 2007).
(a)(1)(I)
Material change report dated July 5, 2007 relating to Yamana's intention to make the Offer (incorporated by reference to Exhibit 99.1 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on July 6, 2007).
(a)(1)(J)
Business acquisition report of Yamana dated December 22, 2006 prepared in connection with the acquisition of Viceroy Exploration Ltd. (incorporated by reference to Exhibit 99.1 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on July 19, 2007).
(a)(1)(K)
Annual Information Form of Northern Orion Resources Inc. ("Northern Orion") for the year ended December 31, 2006 dated March 30, 2007 (incorporated by reference to Exhibit 2 to Northern Orion's Annual Report on Form 40-F filed with the Commission on May 3, 2007).
(a)(1)(L)
Comparative audited consolidated financial statements of Northern Orion and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004, together with the report of the auditors thereon (incorporated by reference to Exhibit 3 to Northern Orion's Annual Report on Form 40-F filed with the Commission on May 3, 2007).
(a)(1)(M)
Comparative unaudited consolidated financial statements of Northern Orion and the notes thereto as at March 31, 2007 and for the three months ended March 31, 2007 and 2006 (incorporated by reference to Exhibit 99.2 to Northern Orion's Current Report on Form 6-K furnished to the Commission on May 11, 2007).

(a)(5)(A)	Press Release, dated June 27, 2007 (incorporated by reference to Yamana's filing pursuant to Rule 425 on June 28, 2007).
(a)(5)(B)	PowerPoint presentation, dated June 27, 2006 (incorporated by reference to Yamana's filing pursuant to Rule 425 on June 28, 2007).
(a)(5)(C)	Transcript of conference call regarding proposed combination and acquisition of Meridian, dated June 28, 2007 (incorporated by reference to Yamana's filing pursuant to Rule 425 on July 5, 2007).
(a)(5)(D)
Questions and Answers regarding proposed combination and acquisition of Meridian and Northern Orion, dated July 3, 2007 (incorporated by reference to Yamana's filing pursuant to Rule 425 on July 5, 2007).
(a)(5)(E)
PowerPoint presentation, dated July 3, 2006 relating to the business combination offer to Meridian (incorporated by reference to Yamana's filing pursuant to Rule 425 filed with the Commission on July 5, 2007).
(a)(5)(F)	Press Release, dated July 4, 2007 (incorporated by reference to Yamana's filing pursuant to Rule 425 on July 5, 2007).
(a)(5)(G)	Press Release, dated July 16, 2007 (incorporated by reference to Yamana's filing pursuant to Rule 425 on July 17, 2007).
(a)(5)(H)	Press Release, dated July 19, 2007 (incorporated by reference to Yamana's filing pursuant to Rule 425 on July 19, 2007).
(b)(1)
Loan Agreement, dated July 19, 2007 by and between Yamana and Northern Orion Resources Inc. (incorporated by reference to Exhibit 99.1 to Yamana's Current Report on Form 6-K furnished to the Commission by Yamana on July 19, 2007).
(b)(2)	Revolving Credit Facility Agreement (incorporated by reference to Exhibit 99.1 to Yamana's current Report on Form 6-K furnished to the Commission by Yamana on July 19, 2007).

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SIGNATURES